Exhibit 99.4

DLA Piper (Canada) LLP Suite 6000, 1 First Canadian Place PO Box 367, 100 King St W Toronto ON M5X 1E2 www.dlapiper.com DLA Piper (Canada) LLP T 416.365.3500 F 416.365.7886

May 15, 2023

We hereby consent to the references to our name on the cover page and under the headings “Documents Filed as Part of The Registration Statement,” “Agent for Service of Process” and “Legal Matters,” and to the references to our statements under the headings “Certain Canadian Federal Income Tax Considerations” and “Eligibility for Investment,” in the prospectus supplement dated May 15, 2023 forming a part of the Registration Statement on Form F-10, as amended, of Quipt Home Medical Corp. (the “Company”), filed by the Company with the United States Securities and Exchange Commission (Registration No. 333-260363).

In giving this consent, we do not acknowledge that we come within the category of persons whose consent is required by the United States Securities Act of 1933, as amended, or the rules and regulations thereunder.

/s/ DLA Piper (Canada) LLP

DLA Piper (Canada) LLP